                                                                      SCHEDULE I

                                DELCHAMPS, INC.

                              305 DELCHAMPS DRIVE

                                 P.O. BOX 1668

                           MOBILE, ALABAMA 36633-1668

                            ------------------------

                             INFORMATION STATEMENT

                           PURSUANT TO SECTION 14(F)

                                     OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                                      AND

                             RULE 14F-1 THEREUNDER

                            ------------------------

    This Information Statement is being furnished as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Delchamps, Inc. (the "Company"), to be mailed on or about July 14, 1997 to shareholders of the Company. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by the Offeror to hold at least a majority of the positions on the board of directors of the Company (the "Board"). The Merger Agreement requires the Company, upon payment by the Offeror for the Shares pursuant to the Offer, to use its best efforts to cause an appropriate number of the members of the Board to resign and for the Offeror's designees to be elected or appointed to the Board under the circumstances described therein. See "Board of Directors--Right to Designate Directors" below.

    Pursuant to the Merger Agreement, the Offeror commenced the Offer on July 14, 1997. The Offer is scheduled to expire on August 8, 1997, unless the Offer is extended. The Merger Agreement provides that, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Offeror will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. You are urged to read this information statement carefully. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

    The information contained in this Information Statement concerning the Offeror's designees has been furnished to the Company by Parent and the Offeror, and the Company assumes no responsibility for the accuracy or completeness of such information.

                             THE BOARD OF DIRECTORS

GENERAL

    The Common Stock is the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of July 8, 1997, there were 7,127,743 shares of Common Stock outstanding. The Board currently has nine members who serve staggered, three-year terms. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal. The Company's by-laws authorize the Board to fix the size of the Board. Vacancies in the Board may be filled by the Board; any director chosen to fill a vacancy will hold office until the next election of directors.

RIGHT OF OFFEROR TO DESIGNATE DIRECTORS

    The Merger Agreement provides that upon payment for the Shares by the Offeror pursuant to the Offer, the Offeror will be entitled to designate such number of directors, rounded up to the next whole number, as will give the Offeror representation on the Board equal to at least that number of directors equal to the product of (i) the total number of directors on the Board and (ii) the percentage that the number of shares so purchased bears to the number of Shares outstanding, and the Company is required, at such time, to use its best efforts to cause the appropriate number of directors to resign and the Offeror's designees to be appointed or elected. The Offeror has informed the Company that each of the Offeror's designees has consented to act as a director. Until the consummation of the Merger, the Company is required to maintain on the Board, to the extent they are willing to serve, at least three directors who were directors on July 8, 1997 and who are not designees nor officers, directors, employees or affiliates of Parent or the Offeror, nor employees of the Company or any of its subsidiaries.

OFFEROR DESIGNEES

    The Offeror will choose the Offeror's designees from among the individuals listed below:

NAME, AGE, PRINCIPAL OCCUPATION AND
DIRECTORSHIPS IN OTHER PUBLIC COMPANIES
------------------------------------

BRUCE C. BRUCKMANN, 43; Director of Parent since March 1996 and a principal in Bruckmann, Rosser, Sherrill & Co., Inc. ("BRS"). He was an officer and subsequently a Managing Director of Citicorp Venture Capital, Ltd. ("CVC") from 1983 through 1994. Member of the Board of Directors of AmeriSource Distribution Corporation, CORT Business Services Corporation, Chromcraft Revington, Inc., Mohawk Industries, Inc., and Anvil Knitwear, Inc., as well as several private companies.

ROGER P. FRIOU, 62; Director of Parent since June 1984. President of Parent from March 1996 to May 1997. Prior to 1996 served as Vice Chairman, Chief Financial Officer, and Secretary of Parent since 1991. Executive Vice President of the Parent from 1984 to 1991. Member of the Board of Directors of Parkway Properties, Inc.

W. H. HOLMAN, JR., 67; Chairman of the Board of Parent since 1967. Chief Executive Officer of the Parent from 1967 until January 1997. Member of the Board of Directors of two private companies.

MICHAEL E. JULIAN, 46; President of Parent since May 1997 and Chief Executive Officer of Parent since January 1997. Director of Parent since April 1996. From 1988 to January 1997, served as Director, Chairman, President and Chief Executive Officer of Farm Fresh, Inc. Member of the Board of Directors of Jackson Hewitt Inc. and one private company.

HAROLD O. ROSSER, II, 48; Director of Parent since March 1996 and a principal in BRS. He was an officer and subsequently a Managing Director of CVC from 1987 through 1994. Member of the Board of Directors of DavCo Restaurants, Inc., as well as several private companies.

                                     SchI-2

STEPHEN C. SHERRILL, 44; Director of Parent since March 1996 and a principal in BRS. He was an officer and subsequently a Managing Director of CVC from 1983 through 1994. Member of the Board of Directors of Galey & Lord, Inc., and of several private companies.

CURRENT DIRECTORS OF THE COMPANY

    Unless otherwise indicated, each director has been engaged in the principal occupation or employment shown for more than the past five years.

                                                                                                   FIRST       SERVING
NAME, AGE, PRINCIPAL OCCUPATION AND                                                               ELECTED       TERM
DIRECTORSHIPS IN OTHER PUBLIC COMPANIES                                                          DIRECTOR     EXPIRING
---------------------------------------------                                                   -----------  -----------
J. THOMAS ARENDALL, JR., 55(1)(2)(3)..........................................................        1991         1997
  President, Arendall and Associates, Inc. (professional and business services provider)
CARL F. BAILEY, 66(1)(2)(4)...................................................................        1987         1999
  Retired President and Chief Executive Officer, South Central Bell Telephone Company Retired
    Co-Chairman, BellSouth Telecommunications, Inc.
E. E. BISHOP, 66(1)(2)(5).....................................................................        1989         1997
  Member of Board of Directors, Morrison Fresh Cooking, Inc.(family restaurant chain) and
    Morrison Health Care, Inc. (food service provider for health care institutions)
JOHN A. CADDELL, 67(1)(2).....................................................................        1977         1999
  Chairman of the Board and Chief Executive Officer, Caddell Construction Company Inc.
JAMES M. CAIN, 64(1)(2)(6)....................................................................        1990         1998
  Retired Vice Chairman, Entergy Corporation (electric and gas utility holding company);
    Director, Whitney Holding Corporation (bank holding company)
WILLIAM W. CRAWFORD, 69(1)(2)(7)..............................................................        1977         1998
  Retired Senior Vice President and Secretary, Kraft, Inc (food, consumer and commercial products company)
TIMOTHY E. KULLMAN, 41(2)(8)..................................................................        1995         1999
  Senior Vice-President, Chief Financial Officer, Treasurer and Secretary of the Company
RICHARD W. LATRACE, 60(9).....................................................................        1995         1998
  President of the Company
DAVID W. MORROW, 65(1)(10)....................................................................        1994         1997
  Chairman and Chief Executive Officer of the Company; Director, Furr's Supermarkets, Inc.

------------------------

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Mr. Arendall has served as President of Arendall and Associates, Inc. since October 1992. From May 1992 until its incorporation in October 1992, Mr. Arendall was a partner of Arendall and Associates. Prior to May 1992 he was principally employed as President of Gulf Furniture Stores, Inc.

(4) In October 1991, Mr. Bailey retired as President and Chief Executive Officer of South Central Bell Telephone Company and Co-Chairman of BellSouth Telecommunications, Inc.

(5) Prior to June 1992, Mr. Bishop also served as Chief Executive Officer of Morrison Restaurants, Inc.

                                     SchI-3

(6) Mr. Cain retired September 1, 1993 as Vice Chairman of Entergy Corporation, a position he had held since February 1991. Prior to that time he was Chairman and Chief Executive Officer of Louisiana Power & Light Co. and New Orleans Public Service, Inc., both subsidiaries of Entergy.

(7) Prior to September 1988, Mr. Crawford also served as Kraft's general counsel. He retired from Kraft in December 1988.

(8) Mr. Kullman joined the Company on August 22, 1994 as Senior Vice-President and Chief Financial Officer. In 1995 he was also named Treasurer and Secretary. From August 1989 to July 1994, Mr. Kullman served as Senior Vice-President, Chief Financial Officer and Secretary of Farm Fresh, Inc., a retail grocery chain.

(9) Mr. LaTrace was named President of the Company in June 1995. He served as President and Chief Operating Officer of XTRA Super Foods, Inc. from July 1992 until his retirement in November 1993 and served as President of Corporate Retail for Wetterau, Inc. from December 1990 to July 1992.

(10) Mr. Morrow was named Chairman of the Board and Chief Executive Officer of the Company in April 1995. In 1994, Mr. Morrow retired as President and Chief Executive Officer of Pueblo International, Inc., a supermarket chain ("Pueblo"). Mr. Morrow served as Chairman and Chief Executive Officer of Pueblo from 1991 to 1993 and as President and Chief Operating Officer from 1983 to 1991.

    During the Company's last fiscal year the Board of Directors held six meetings. The Board has a Compensation Committee and an Audit Committee. The Audit Committee met two times during the last fiscal year with the Company's internal auditor and with its independent public accountants to review their accounting, financial and audit reports, their recommendations for improvements in internal accounting controls and their audit plan for the fiscal year 1997 audit. The Compensation Committee, which met four times during the last fiscal year, sets all officers' compensation and administers the Company's incentive compensation plans. No director attended fewer than 75% of the total number of meetings of the Board and the committees on which he served.

COMPENSATION OF DIRECTORS

    During the last fiscal year each director not otherwise employed by the Company received an annual retainer of $18,000 as well as a fee of $1,500 for each Board meeting attended and $650 for each Audit or Compensation Committee meeting attended. A director may elect to defer his retainer and meeting fees until the earlier of the director's 70th birthday or the date the director ceases to be a member of the Board. Deferred amounts earn interest at a rate equal to the interest paid on 90-day U.S. Treasury bills. During the last fiscal year directors could also choose to use their retainer and meeting fees to purchase Company Common Stock at a 25% discount from its trading price.

                                     SchI-4

             SECURITY HOLDINGS OF DIRECTORS, EXECUTIVE OFFICERS AND
                           CERTAIN BENEFICIAL OWNERS

SECURITY HOLDINGS OF DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information concerning the beneficial ownership of Common Stock of the Company by each director, by each of the Offeror designees, by each executive officer for whom compensation information is disclosed under the heading "Summary of Executive Compensation" and by all directors and current executive officers of the Company as a group, as of July 9, 1997, determined in accordance with Rule 13d-3 of the Securities and Exchange Commission. Unless otherwise indicated, the Common Stock shown is held with sole voting and investment power.

                                                                                            NUMBER OF        PERCENT
NAME OF BENEFICIAL OWNER                                                                     SHARES        OF CLASS(1)
------------------------------------------------------------------------------------------  ---------      ------------
OFFEROR DESIGNEES
Bruce C. Bruckmann........................................................................     --                 *
Roger P. Friou............................................................................     --                 *
W. H. Holman, Jr..........................................................................     --                 *
Michael E. Julian.........................................................................     --                 *
Harold O. Rosser, II......................................................................     --                 *
Stephen C. Sherrill.......................................................................     --                 *

CURRENT DIRECTORS
J. Thomas Arendall, Jr....................................................................       572              *
Carl F. Bailey............................................................................     3,362              *
E. E. Bishop..............................................................................     3,253              *
John A. Caddell...........................................................................     5,967              *
James M. Cain.............................................................................     1,635              *
William W. Crawford.......................................................................     8,142(2)           *
Timothy E. Kullman........................................................................     5,000(3)           *
Richard W. LaTrace........................................................................    33,334(3)           *
David W. Morrow...........................................................................   205,000(4)           2.8%

NAMED EXECUTIVE OFFICERS WHO ARE NOT ALSO DIRECTORS OR NOMINEES
Frank L. Bennen...........................................................................     3,334(3)           *
Thomas P. Robbins.........................................................................     2,667(3)           *

ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP(5)........................................   313,852              4.25%

------------------------

*   Less than 1%.

(1) Shares subject to options exercisable within 60 days are deemed to be outstanding for purposes of computing the percentage of the Common Stock owned by such person individually and by all directors and executive officers as a group but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

(2) Includes 500 shares held of record by Mr. Crawford's wife.

(3) Shares entitled to be acquired pursuant to currently exercisable stock options.

(4) Includes 200,000 shares entitled to be acquired pursuant to currently exercisable stock options.

(5) Includes only current directors and executive officers.

                                     SchI-5

SECURITY HOLDINGS OF CERTAIN BENEFICIAL OWNERS

                                                                         NUMBER OF     PERCENT
NAME AND ADDRESS                                                           SHARES     OF CLASS
-----------------------------------------------------------------------  ----------  -----------
First Alabama Bank
Trustee fbo Delchamps, Inc.
Employee Stock Ownership Trust(1)......................................   1,156,593       16.23%
  Post Office Drawer 2527
  Mobile, Alabama 36622

GAMCO Investors, Inc., Gabelli Funds Inc.,
Gabelli & Company, Inc., Mario J. Gabelli, Gabelli International
  Limited(2)...........................................................   1,051,300       14.75%
  One Corporate Center
  Rye, New York 10580-1434

Franklin Resources, Inc.(3)............................................     405,679        5.69%
  777 Marines Island Blvd.
  San Mateo, California 94404

------------------------

(1) As of July 31, 1996. Shares held by the Trustee are voted according to the instructions of each participating employee to the extent of the number of shares allocated to his account on all matters submitted to a vote of shareholders. Unallocated shares are required to be voted as a block in the same manner as a majority of the allocated shares.

(2) As reported on Amendment No. 15 to Schedule 13D dated July 7, 1997 and filed with the Securities and Exchange Commission. A total of 51,500 of such shares are held with sole investment power alone.

(3) As reported on Schedule 13G dated July 9, 1997 and filed with the Securities and Exchange Commission.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and greater-than-10% shareholders to file with the Securities and Exchange Commission reports of beneficial ownership and changes in beneficial ownership of the Company's Common Stock. All such reports were timely filed.

                                     SchI-6

                             EXECUTIVE COMPENSATION

SUMMARY OF EXECUTIVE COMPENSATION

    The following table sets forth information with respect to compensation paid by the Company for services rendered in all capacities during the fiscal years ended July 1, 1995, June 29, 1996 and June 28, 1997 to each person who served as the Chief Executive Officer during the last fiscal year and to each of the four other most highly compensated persons who served as executive officers of the Company during the last fiscal year and whose salary and bonus exceeded $100,000.

                                                                               LONG-TERM
                                                                              COMPENSATION
                                                                                 AWARDS
                                                                              ------------
                                                      ANNUAL COMPENSATION      SECURITIES
                                                    ------------------------   UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION                         YEAR   SALARY    BONUS      OPTIONS      COMPENSATION
--------------------------------------------------  ----  --------  --------  ------------   ------------
David W. Morrow, Chairman of the Board and Chief
  Executive Officer (1)...........................  1997  $400,000  $225,000     --             --
                                                    1996   520,000     --       100,000         --
                                                    1995   112,000     --       100,000         --

Richard W. LaTrace, President (2).................  1997   315,000   177,188     25,000         --
                                                    1996   300,000   100,000     50,000        $32,000
Timothy E. Kullman, Senior Vice President, Chief
  Financial Officer, Treasurer and Secretary
  (3).............................................  1997   177,500    73,219      5,000         --
                                                    1996   165,375    25,000     --             --
                                                    1995   131,149     --         5,000         43,500(4)
Frank L. Brennan, Senior Vice President,
  Operations (5)..................................  1997   175,000    72,188      5,000         --
                                                    1996   160,000    25,000      5,000         23,130(4)
                                                    1995     3,077     --        --             --
Thomas P. Robbins, Senior Vice President, Sales
  and Marketing (6)...............................  1997   175,000    72,188      5,000         --
                                                    1996   120,577    18,720      5,000         18,760(4)

------------------------

(1) Mr. Morrow was named Chairman and Chief Executive Officer in April, 1995.

(2) Mr. LaTrace joined the Company in June, 1995.

(3) Mr. Kullman joined the Company in August, 1994.

(4) Consists of reimbursement of relocation expenses.

(5) Mr. Bennen joined the Company in June, 1995.

(6) Mr. Robbins joined the Company in October, 1995.

                                     SchI-7

                       OPTION GRANTS IN LAST FISCAL YEAR

                                   INDIVIDUAL GRANTS
---------------------------------------------------------------------------------------
                                                                                         POTENTIAL REALIZABLE
                                                                                               VALUE AT
                                                PERCENTAGE OF                            ASSUMED ANNUAL RATES
                                     NUMBER     TOTAL OPTIONS                                     OF
                                       OF        GRANTED TO                                  STOCK PRICE
                                   SECURITIES   EMPLOYEES IN    EXERCISE    EXPIRATION       APPRECIATION
                                   UNDERLYING    FISCAL YEAR      PRICE        DATE        FOR OPTION TERM
                                     OPTIONS    -------------  -----------  -----------  --------------------
NAME                               GRANTED(1)                                               5%         10%
---------------------------------  -----------                                           ---------  ---------
Richard W. LaTrace...............      25,000          39.1%    $   23.00     07/29/01   $ 158,750  $ 351,000
Timothy E. Kullman...............       5,000           7.8%        23.00     07/29/01      31,750     70,200
Frank L. Bennen..................       5,000           7.8%        23.00     07/29/01      31,750     70,200
Thomas P. Robbins................       5,000           7.8%        23.00     07/29/01      31,750     70,200

------------------------

(1) The options become exercisable in one-third annual increments, unless the Compensation Committee elects to accelerate exercisability. In addition, the options automatically become exercisable in the event of a change of control of the Company.

               AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR END OPTION VALUES

                                                 SHARES
                                                ACQUIRED                     NUMBER OF UNEXERCISED        VALUE OF UNEXERCISED
                                                   ON           VALUE       IN-THE-MONEY OPTIONS AT      IN-THE-MONEY OPTIONS AT
                                                EXERCISE      REALIZED          FISCAL YEAR END              FISCAL YEAR END
                                               -----------  -------------  --------------------------  ---------------------------
NAME                                                                       EXERCISABLE  UNEXERCISABLE  EXERCISABLE   UNEXERCISABLE
---------------------------------------------                              -----------  -------------  ------------  -------------
David W. Morrow..............................        None     $       0       200,000        --        $  2,475,000       --
Richard W. LaTrace...........................        None             0        33,335        41,666         425,021   $   406,242
Frank L. Bennen..............................        None             0         3,334         6,666          40,008        58,742
Timothy E. Kullman...........................        None             0         3,334         6,666          40,842        59,159
Thomas P. Robbins............................        None             0         1,667         8,333          20,838        78,746

EMPLOYMENT, INDEMNITY AND CHANGE OF CONTROL AGREEMENTS

EMPLOYMENT AGREEMENTS

    The Company has entered into an employment agreement with David W. Morrow dated as of January 1, 1997. The agreement is for a term of one year and is automatically superseded upon a change of control of the Company by his change of control agreement with the Company. Mr. Morrow is entitled under his employment agreement to a weekly salary of $7,692.31 ($400,000 for 52 weeks), plus a cash bonus under the Company's annual incentive award program (i) for the Company's fiscal year ended June 30, 1997 and (ii) on a prorated basis for the number of months in the Company's fiscal year ended June 30, 1998 during which he is employed by the Company.

INDEMNITY AGREEMENTS

    The Company has entered into indemnity agreements with each of its directors pursuant to which the Company has agreed under certain circumstances to purchase and maintain directors' and officers' liability insurance, unless such insurance is not reasonably available or, in the reasonable judgment of the Board, there is insufficient benefit to the Company from such insurance. The agreements also provide that the Company will indemnify each director to the fullest extent permitted by law against any costs and expenses, judgments, settlements and fines incurred in connection with any claim involving him by reason of his position as director.

                                     SchI-8

CHANGE OF CONTROL AGREEMENTS

    The Company has entered into change of control agreements with each of its executive officers. The purpose of the agreements is to diminish the inevitable distraction of executives by the personal economic concerns and anxieties that are created by the possibility, threat or occurrence of a change of control and, thereby, to encourage the continued dedication of the executives to advancing the Company's business interests during such periods of uncertainty.

    The agreements do not constitute employment contracts and only apply in circumstances following a change of control. The agreements provide that certain employment and severance arrangements become effective if a change of control, as defined in the agreements, occurs within three years from the date of the agreements, with automatic annual extensions unless terminated after notice by the Company.

    If a change of control occurs during the term of the agreements, the agreements provide for continued employment of the executives, in at least comparable positions with at least comparable compensation and benefits, for three years following the change of control. If the Company terminates an executive's employment during such three-year period other than for cause or disability or if the executive terminates employment for good reason, the executive is entitled to receive, in addition to other accrued amounts such as vacation pay, a lump sum in cash equal to three times his annual base salary and bonus. An executive who continues employment for one year after a change of control earns a special bonus equal to his annual salary and bonus. In addition, an executive who continues employment for such one-year period may terminate employment during the 30-day period immediately following without any reason and receive the same benefits as if he had terminated for good reason. The agreements further provide for payment to the executive of an amount equal to the excise tax, if any, payable by the executive on his severance benefits. Health and other welfare benefits continue, following termination, for the remainder of the three-year period.

DIRECTOR COMPENSATION PLAN

    In accordance with the Merger Agreement, the Company has amended the Director Compensation Plan to eliminate future issuances of stock thereunder.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During the last fiscal year, all members of the Board of Directors of the Company, other than David W. Morrow, Richard W. LaTrace and Timothy E. Kullman, served on the Compensation Committee. None of the members of the Compensation Committee have been officers or employees of the Company or any of its subsidiaries. No executive officer of the Company served in the last fiscal year as a director or a member of the compensation committee of another entity, one of whose executive officers served as a director or on the Compensation Committee of the Company.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

COMPENSATION PHILOSOPHY

    The Compensation Committee of the Board of Directors (the "Committee") is responsible for review and administration of the Company's executive compensation program. The Committee's strategy is to develop and implement an executive compensation program that allows the Company to attract and retain highly qualified persons to manage the Company in order to enhance shareholder value. The objectives of this strategy are to provide a compensation package that permits the recognition of individual contributions and achievements as well as Company results. Within this strategy, the Committee considers it essential to the vitality of the Company to maintain levels of compensation opportunity that are competitive with similar companies in the grocery industry. The Committee recommends to the entire Board salary levels for the executive officers of the Company. The Committee also administers the Company's annual

                                     SchI-9
incentive plan and the 1993 Stock Incentive Plan. In its deliberations, the Committee takes into account the recommendations of appropriate Company officials and independent professional compensation consultants.

    Under the Omnibus Budget Reconciliation Act ("OBRA") enacted in 1993, publicly held companies may be prohibited from deducting as an expense for federal income tax purposes total compensation in excess of $1 million paid to certain executive officers in a single year. However, OBRA provides an exception for compensation that qualifies as "performance based." The Committee has not taken any action to qualify any portion of executive compensation as performance based. The Committee will periodically evaluate compensation levels and may determine to take action in the future to ensure that all executive compensation paid will be deductible.

BASE SALARIES

    Salaries for executive officers, including the Chief Executive Officer, are generally based on evaluations of the executives' performance, their contributions to the performance of the Company, their responsibilities, experience and potential, and compensation practices for comparable positions at other companies in the grocery industry. The base salary opportunities are targeted at the 50th percentile of a large group of both public and private supermarket chains. The comparison group includes the companies that make up the Dow Jones Food Retailers Index but is weighted more heavily toward supermarket chains similar in size to the Company. Incremental amounts may be earned above the 50th percentile for outstanding performance.

ANNUAL INCENTIVE COMPENSATION

    Executive officers are eligible for annual incentive awards. These awards are not in addition to market level compensation but are designed to place a significant part of an executive's annual compensation at risk. The Chief Executive Officer's award is based on corporate performance measured against pre-tax profit objectives set by the Committee at the beginning of the year. Awards to other executive officers are based on the same corporate performance measure and on individual achievement of specified objectives established by the Chief Executive Officer at the beginning of the year. Targeted awards are a percentage of the executive officer's base salary ranging from 15% to 50% based on the officer's position and salary grade. Awards based on Company performance may range from 25% of target for exceeding a threshold profit level to a maximum award of 50% greater than target for achieving or exceeding a maximum pre-tax profit goal. At year-end, individual performance of the other executive officers is evaluated against pre-established objectives. The combination of base salary and an annual incentive award are intended to provide an executive the opportunity to earn total compensation slightly above the 50th percentile of the competitive marketplace if Company and individual goals are achieved.

LONG-TERM INCENTIVE PLAN

    To be consistent with the Company's executive compensation philosophy, the Committee recommends that a significant portion of total executive compensation be tied directly to shareholders' results. Toward that end, the Board of Directors adopted the 1993 Stock Incentive Plan (the "Incentive Plan") and the Incentive Plan was approved by the Company's shareholders at the 1993 annual meeting. Stock options and other stock incentives are an integral part of the Company's executive compensation program in order to align the interests of the executive officers with the interests of the Company's shareholders. The Committee granted stock options to the Company's executive officers in fiscal 1997 providing officers with the opportunity to buy and maintain an equity interest in the Company, thereby encouraging them to direct their efforts toward appreciation of the value of the Company's common shares. The number of options that a particular executive officer receives is generally based upon the officer's base salary and level of responsibility. The options granted have an exercise price equal to the fair market value of the shares on the grant date and, to encourage a long-term perspective, generally vest over three years and have a ten-

                                    SchI-10
year term. Stock option compensation bears a direct relationship to corporate performance in that, over the long term, share price appreciation depends upon corporate performance, and without share price appreciation the options are of no value.

    Submitted by the Compensation Committee.

           J. Thomas Arendall, Jr.                            John A. Caddell
               Carl F. Bailey                                  James M. Cain
                E. E. Bishop                                William W. Crawford

                                    SchI-11

PERFORMANCE GRAPH

    The graph below compares the cumulative total shareholder return on the Company's Common Stock for the last five fiscal years with the cumulative total return on the S&P 500 Index and the Dow Jones Food Retailers Index, in each case assuming the investment of $100 on June 26, 1992 at closing prices on June 26, 1992 and the reinvestment of dividends. The Dow Jones Food Retailers Index consists of the following eleven companies and is published periodically in the Wall Street Journal: Albertson's, Inc., American Stores Company, Bruno's, Inc., Flemming Companies Inc., Food Lion, Inc., Giant Food Inc., The Great Atlantic & Pacific Tea Company, Inc., The Kroger Company, SUPERVALU INC., The Vons Companies, Inc. and Winn-Dixie Stores, Inc.

                   COMPARISON OF DELCHAMPS, INC., S&P 500 AND
                         DOW JONES FOOD RETAILERS INDEX

                             GRAPH DEPICTS CHART BELOW

                                                                                  TOTAL RETURN FOR THE FISCAL YEAR
                                                                  ----------------------------------------------------------------
                                                                    1992       1993       1994       1995       1996       1997
                                                                  ---------  ---------  ---------  ---------  ---------  ---------
Delchamps.......................................................     100.00      98.13     115.10      97.47     122.79     155.70
S&P 500.........................................................     100.00     110.39     108.85     133.47     164.75     217.40
Dow Jones Food Retailers Index..................................     100.00      98.80      95.90     119.18     137.92     178.61

                                    SchI-12